UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             PRESIDIO CAPITAL CORP.
                                (Name of Issuer)

                   Class A Common Shares, U.S. $.01 par value
                         (Title of Class of Securities)

                                    G72201109
                                 (CUSIP Number)


                             Jonathan I. Mark, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 3, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages

Item 1. Security and Issuer.

     This Amendment No. 3 amends the Statement on Schedule 13D with respect to the Class A Common Shares (the "Class A Shares") of Presidio Capital Corp. (the "Issuer"), previously filed on July 28, 1997 by the reporting person named therein (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is amended by adding the following:

     The Reporting Person recently made certain proposals to Stonehill Partners, L.P., Stonehill Offshore Partners Limited, John A. Motulsky (collectively, "Stonehill"), Angelo, Gordon & Co., L.P. ("Angelo/Gordon") and M.H. Davidson & Co. ("Davidson"). Representatives of the Reporting Person have had communications with representatives of Stonehill, Angelo/Gordon and Davidson concerning potential plans and proposals that could involve one or more of the matters described in clauses (i) through (x) of Item 4. No specific agreements or arrangements with respect thereto or with respect to acting jointly exist among the Reporting Person, Stonehill, Angelo/Gordon and Davidson. It is possible that no agreements or arrangements will result from any of these discussions.

     Reference is hereby made to the Statement on Schedule 13D with respect to the Class A Shares filed by Davidson and entities affiliated therewith dated January 16, 1996, as amended through the date hereof, for additional information with respect to Davidson and such entities. Reference is hereby made to the Statement on Schedule 13D with respect to the Class A Shares filed by Angelo/Gordon and persons affiliated therewith dated April 8, 1997, as amended through the date hereof, for additional information with respect to Angelo/Gordon and such persons. Reference is hereby made to the Statement on
Schedule 13D with respect to the Class A Shares filed by Stonehill dated December 15, 1997, as amended through the date hereof, for additional information with respect to Stonehill.




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


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 1997


                                       PRESIDIO HOLDING COMPANY, LLC


                                       By:/s/ W. Edward Scheetz
                                          -------------------------------
                                          Title:  Authorized Signatory







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